SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated August 24, 2006, entitled “ViryaNet Reports Results of its Second Fiscal Quarter 2006 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: August 24, 2006	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company on August 24, 2006, entitled “ViryaNet Reports Results of its Second Fiscal Quarter of 2006.”

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli ViryaNet 508-490-8600, ext 3038	Jack McAvoy ViryaNet 508-490-8600, ext 3090

VIRYANET REPORTS RESULTS OF ITS

SECOND FISCAL QUARTER OF 2006

Achieves break-even operating results

Southborough, Mass. — August 24, 2006 — ViryaNet Limited (Nasdaq: VRYA), a leading provider of software applications that automate business processes for mobile workforce management and field service delivery, today announced financial results of its second fiscal quarter of 2006.

Total revenues for the second quarter, ended June 30, 2006, were $3.9M, a 14% increase from $3.4M recorded for the second quarter of 2005, and a 2.5% decrease from $4.0M recorded for the first quarter of 2006. For the first six months of 2006, total revenues were $7.8M, an increase of 10% from the $7.1M of revenue recorded for the comparable period in 2005.

Net income for the second quarter of 2006 was $0.4M or $0.05 per basic and diluted share, compared to a net loss of $1.4M or $0.23 per basic and diluted share for the second quarter of 2005, and compared to a net loss of $0.7M or $0.09 per basic and diluted share for the first quarter of 2006. The net loss for the first six months of 2006 was $0.3M or $0.03 per basic and diluted share, compared to a net loss of $2.5M or $0.41 per basic and diluted share for the comparable period in 2005.

The net income for the second quarter of 2006 and the first six months of 2006 includes a one-time financial income of $0.7M related to the conversion of $2.0M of long-term convertible debt to Preferred A Shares during the quarter. The Company accounted for this transaction as an early extinguishment of the convertible debt, and accordingly, the income is the difference in the net carrying amount of the debt before the conversion ($2.4M) compared to the fair value of the Preferred A Shares issued in the conversion ($1.7M). This one-time income was recorded as financial income in the statements of operations.

Operating results for the second quarter of 2006 were essentially break-even with an operating loss of $15,000, compared to an operating loss of $1.3M for the second quarter of 2005, and compared to an operating loss of $0.4M for the first quarter of 2006. The operating results for the second quarter of 2006 reflect the full benefit of the organization realignment and cost reduction actions taken during the first quarter of 2006 that resulted in substantial savings in operating expenses and cost of services.

“We are pleased with the improvement we have made in our operating results for this quarter compared to prior periods. We are committed to achieving sustained profitability and it is reassuring to see the progress we have made and the benefits from the actions taken reflected in the results for the quarter,” stated Memy Ish-Shalom, President and CEO, ViryaNet. “We have made significant improvements in ViryaNet during the quarter and expect continued benefit from these efforts, including initiatives to better serve our customers and streamline our operations which resulted in four new customer wins including significant channel deals that opened up two new markets for us. We also continued our focus on quality and customer satisfaction, and brought three customers live with our products.”

Software license revenues were $365,000 in the second quarter of 2006, compared to $27,000 for the second quarter of 2005, and compared to $460,000 in the first quarter of 2006. Professional services revenues grew 4% to $3.5M for the second quarter of 2006 compared to $3.4M for the second quarter of 2005, and was similar to the $3.5M for the first quarter of 2006.

The Company reported a gross profit of $1.9M for the second quarter of 2006 or a gross margin of 50.2%, compared to a gross profit of $1.4M or a gross margin of 40.8% in the second quarter of 2005, and compared to a gross profit of $1.9M or a gross margin of 49.1% in the first quarter of 2006.

Operating expenses for the second quarter of 2006 were $2.0M compared to $2.7M for the second quarter of 2005, and compared to $2.4M for the first quarter of 2006.

The Company’s cash position on June 30, 2006 was approximately $1.2M compared to $0.7M on March 31, 2006. The Company’s short-term and long-term bank debt position on June 30, 2006 was $2.3M compared to $3.4M on March 31, 2006.

During the second quarter of 2006, the Company closed $1.3M of private equity financing and converted $2.0M of its long-term convertible debt into equity.

The Days of Sales Outstanding (DSO) for the Company in the second quarter of 2006 was 49 days, compared to 52 days in the first quarter of 2006.

New Sales

In the second quarter, the Company closed four new accounts: two with new channel partners — Mitchell International, and Asplundh Tree Expert Co. through the Company’s business alliance with Enporion and CNUC, and two with new customers — City of Lubbock, through GE, and the Building Commission in Australia.

New Vertical Markets

The channel deals mentioned above establish the Company’s presence in two new vertical markets. Asplundh, the leader in utility vegetation management, has signed a distribution agreement to bring the Electronic Vegetation Management System (eVMS) product to its customers in North America, United Kingdom, Australia, and New Zealand. Mitchell International, the leading supplier of information products, software, and e-business solutions for the insurance, property and casualty, medical claims, automotive collision repair, and glass replacement industries, will market the ViryaNet solution with its existing offering into its growing installed base of customers and new prospects in the insurance industry.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products enable companies in the utility,

telecommunications, retail, insurance, and general service sectors to manage and optimize mission critical business processes. ViryaNet helps companies improve the full spectrum of workforce management processes, including customer interactions, managing work through more efficient scheduling and dispatching and right time field communication. By focusing on managing the exceptions, ViryaNet is able to provide its customers with a greater degree of value than other providers. The results are improved operational performance, a better customer experience and a higher degree of regulatory compliance. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated June 30, 2006, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2005	June 30, 2006
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,040	$1,153
Trade and unbilled receivables, net	1,322	2,086
Other accounts receivable and prepaid expenses	785	754

Total current assets	4,147	3,993

SEVERANCE PAY FUND	795	784

PROPERTY AND EQUIPMENT, NET	295	239

CUSTOMER RELATIONSHIP, NET	1,099	981

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET	1,072	832

GOODWILL	7,048	7,054

Total assets	$14,456	$13,883

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2005	June 30, 2006
		Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loan	$253	$749
Current maturities of long-term bank loans	698	573
Trade payables	1,074	711
Deferred revenues	3,193	2,692
Other accounts payable and accrued expenses	2,241	2,095
Loan from related party	285	173
Short-term Convertible note	407	465

Total current liabilities	8,151	7,458

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,293	1,004
Long-term Convertible note	3,592	1,170
Accrued severance pay	1,237	1,206

Total long-term liabilities	6,122	3,380

SHAREHOLDERS’ EQUITY:
Share capital	1,769	2,448
Additional paid-in capital	112,789	115,088
Deferred stock compensation	(135)	—
Accumulated other comprehensive loss	(435)	(423)
Accumulated deficit	(113,805)	(114,068)

Total shareholders’ equity	183	3,045

Total liabilities and shareholders’ equity	$14,456	$13,883

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	Unaudited
Revenues:
Software licenses	$365	$27	$825	$1,442
Maintenance and services	3,497	3,375	6,997	5,692

Total revenues	3,862	3,402	7,822	7,134

Cost of revenues:
Software licenses	110	57	196	165
Maintenance and services (1)	1,814	1,958	3,742	3,702

Total cost of revenues	1,924	2,015	3,938	3,867

Gross profit	1,938	1,387	3,884	3,267

Operating expenses:
Research and development (1)	500	600	1,030	1,380
Selling and marketing (1)	758	1,409	1,926	2,812
General and administrative (1)	695	674	1,392	1,304

Total operating expenses	1,953	2,683	4,348	5,496

Operating loss	(15)	(1,296)	(464)	(2,229)
Financial income (expenses), net (1)	423	(82)	201	(224)

Net income (loss)	408	$(1,378)	(263)	$(2,453)

Basic and diluted earnings (losses) per share	$0.05	$(0.23)	$(0.03)	$(0.41)

Weighted average number of shares used in computing basic earnings (losses) per share	8,545,365	6,096,626	7,963,962	5,917,068

Weighted average number of shares used in computing diluted earnings (losses) per share	9,641,253	6,096,626	7,963,962	5,917,068

___________
(1) Stock-based compensation expense is included in the following line items:
Cost of revenues	$2	$—	$2	$—
Research and development	1	—	1	—
Selling and marketing	9	13	19	24
General and administrative	42	16	81	31

Total	$61	$29	$117	$55